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Michael Kaplan
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

November 3, 2017

Re:	Entera Bio Ltd. Draft Registration Statement on Form F-1 Submitted September 20, 2017 CIK No. 0001638097 CONFIDENTIAL

Ms. Ada D. Sarmento and Ms. Mary B. Breslin

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Sarmento and Ms. Breslin,

On behalf of our client, Entera Bio Ltd., a company incorporated in Israel with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated October 4, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement together with this response letter. The revised draft of the Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised draft of the Registration Statement and three marked copies of the Registration Statement showing the changes to the Registration Statement confidentially submitted on September 20, 2017.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Ms. Ada D. Sarmento, Ms. Mary B. Breslin Division of Corporation Finance U.S. Securities and Exchange Commission	2	November 3, 2017

Draft Registration Statement on Form F-1

Risk Factors
We may not be successful in our efforts to use and expand our drug delivery technology to other product candidates, page 22

1.	We note your response to our prior comment 6 and reissue in part. We note your statement in this risk factor that your synthesized PTH molecule has an established safety profile. Please remove statements suggesting that your product candidates are safe and effective as approval by the FDA and other regulatory agencies is dependent on such agencies making this determination.

Response:	In response to the Staff’s comment, we have revised the disclosure on page 26 of the Registration Statement.

Preclinical and Clinical Development of EB612, page 85

2.	Please disclose how many possibly-related mild adverse events of anemia and nausea were reported and why you were not able to determine whether such events were drug-related.

Response:	In response to the Staff’s comment, we have revised the disclosure on page 94 of the Registration Statement.

Preclinical and Clinical Development of EB613, page 89

3.	Please disclose the number of participants that experienced the drug-related adverse events discussed in this section.

Response:	In response to the Staff’s comment, we have revised the disclosure on page 97 of the Registration Statement.

The Israeli Innovation Authority Grant, page 92

4.	We note your revised disclosure in response to prior comment 11 that you believe the UK agreement will not affect the royalty rates to be paid to the IIA. Please expand your disclosure to quantify the amount of the grants that you have received that could be payable to the IIA.

Response:	In response to the Staff’s comment, we have revised the disclosure on page 101 of the Registration Statement.

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com or Sophia Hudson at (212) 450-4762, (212) 701-5762 (fax) or sophia.hudson@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ Michael Kaplan Michael Kaplan

cc:	Via E-mail Dr. Phillip Schwartz, Chief Executive Officer Mira Rosenzweig, Chief Financial Officer Entera Bio Ltd. Sophia Hudson, Davis Polk Ivan Blumenthal, Mintz Levin